Exhibit 99.2

A2Z
CUST2MATE
SOLUTIONS

A2Z Cust2Mate Acquisition of Hedia

Building an integrated in-store retail media business

Forward-Looking Statements

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. Readers are advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Cust2Mate Solutions Corp. ("A2Z" or the "Company") cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding the Company's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for the Company's products and services, the Company's ability to develop and bring to market new or enhanced products, the Company's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Forward-looking statements in this presentation also include statements regarding the anticipated benefits of the Company's acquisition of Hedia, any estimates of Hedia's future contribution to the Company's revenues, EBITDA or other financial results, the integration of Hedia's advertising sales and campaign execution capabilities with the Company's platform, anticipated cross-selling opportunities, monetization of in-store media inventory, development of integrated retail media offerings, and expansion into additional geographic markets.

These forward-looking statements are based on management's current expectations and assumptions regarding successful integration of the businesses, retention of advertiser and retailer relationships and key personnel, advertiser demand, and the availability of relevant media inventory and data rights. Actual results could differ materially because of integration difficulties or delays, higher-than-expected transaction or integration costs, loss or reduction of advertiser or retailer business, changes in advertising budgets, competition, delays in smart cart deployment, limitations on access to or use of retailer and shopper data, and regulatory or contractual restrictions. Existing relationships with advertisers, including global brands, do not assure future advertising commitments or access to additional markets. There can be no assurance that the anticipated benefits of the acquisition will be realized, within the expected timeframe or otherwise, or that Hedia's historical financial performance will be indicative of its future results or contribution to the Company.
Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those indicated in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our annual report for the year ended December 31, 2025, and as supplemented by subsequent reports on Form 6-K.

Forward-Looking Statements (Cont.)

The Company files annual and other reports with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

A2Z Acquires Hedia - a Retail Media Business

A2Z adds an established, profitable retail media business with commercial scale.

100%

Percentage of Hedia acquired

$20M

FY25 revenue*

$2.3M

Estimated annual FY25 EBITDA contribution**

What A2Z acquired

- Established advertising sales organization
- Retail media and shopper marketing offerings
- Campaign planning, management and execution capabilities
- Digital and physical in-store media expertise
- Complementary retail media inventory

** Hedia's historical revenue*
*** Based on Hedia historical financial results; A2Z estimate.*

Connecting A2Z's Platform with Retail Media Commercial Scale

The acquisition connects A2Z Cust2Mate's digital in-store platform with an established retail media commercial engine.

A2Z Cust2Mate

Digital layer for the physical store

- Connected in-store commerce platform
- A digital, personalized in-store media inventory
- Shopper journey data and intelligence
- Measurement and attribution capabilities
- Retailer footprint and relationships

Provides the digital touchpoint, data and inventory

+

Hedia

Commercial and operating engine

- Advertiser sales and monetization
- Campaign planning and execution
- Shopper marketing expertise
- Digital and physical in-store media
- Execution and service capabilities at scale

Expected to add commercial reach, industry expertise, execution and scale

Hedia's Advertiser Network Includes Numerous Global Brands

Hedia's network brings A2Z's in-store media to a broader universe of customers, while A2Z's data, attribution and Smart Cart capabilities expand Hedia's portfolio of offerings.

One Campaign. Multiple In-Store Touchpoints.

A2Z and Hedia bring together digital and physical media across the shopping journey, creating broader opportunities for brands and retailers to engage shoppers in store.

Smart Carts


COOKIE
MAKE EVERY TRIP SWEETER
ADD TO CART

Digital Screens


COOKIE
MAKE EVERY TRIP SWEETER

Digital Endcap


COOKIE

Video Rails


COOKIE
MAKE EVERY TRIP SWEETER

Displays


COOKIE
MAKE EVERY TRIP SWEETER
COOKIE

A Commercial & Operational Foundation for International Retail Media Expansion

Hedia adds retail media know-how and commercial infrastructure that can be leveraged as A2Z expands the business into new markets.

- Support retail media sales
- Strengthen direct sales and partners enablement
- Expand existing relationships with global brands
- Establish a repeatable retail media operating model
- Create end-to-end in-store retail media campaigns

An End-to-End In-Store Retail Media Business

A broader in-store retail media model spanning the digital touchpoints, commercial engine, activation and measurement.

1 ENGAGE
Digital in-store Touchpoints and Triggers and inventory

2 SELL
Advertiser access and monetization

3 PLAN
Campaign planning, targeting

4 ACTIVATE
Campaign execution

5 MEASURE
Shopper journey data and attribution

The combined business is expected to:

- Accelerate development of A2Z's retail media platform
- Expand retail media sales, campaign planning and execution capabilities
- Monetize A2Z's in-store media inventory through Hedia's advertiser network
- Allow for the creation of integrated offerings across smart carts, digital screens, Electronic Shelf Labels and in-store activations
- Create a scalable commercial and operating platform to support expansion into additional markets

What changes

A2Z moves closer to the full retail media value chain, from the digital store touchpoint and media inventory to advertiser sales, activation and measurement.

Connected store + retail media

Thank You

INVESTOR RELATIONS

John Gildea, VP of Corporate Communications

john@a2zas.com

David Gold & Lynn Morgen, AdvisIRy Partners

David.Gold@advisiry.com
Lynn.Morgen@advisiry.com

MEDIA / PRESS

A2Z Mediaroom · pr@a2zas.com

Nasdaq: AZ · www.cust2mate.com